UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

 Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of May 2023

Commission File Number: 001-12364

HSBC Bank plc

8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   ☒             Form 40-F  ☐

Neither our website referred to herein, nor any of the information contained on our website, is incorporated by reference in the Form 6-K

16 May 2023

HSBC Bank PLC

NOTICE OF REDEMPTION AND CANCELLATION OF LISTING

To the holders of

(i) US$300,000,000 Undated Floating Rate Primary Capital Notes (Series 3), ISIN Code: GB0005903413 (the 'US$300m Notes')

and

(ii) US$750,000,000 Undated Floating Rate Primary Capital Notes, ISIN Code: GB0005902332 (the 'US$750m Notes' and, together with the US$300m Notes, the 'Notes')

Notice is hereby irrevocably given to the holders of the Notes that, pursuant to Condition 5(c) (Redemption at the Option of the Bank) of the terms and conditions of each series of Notes (together, the 'Conditions') and subject to Condition 2 (Status and Subordination) of each series of Notes, on the Interest Payment Date (as defined in the Conditions of each series of Notes) falling in June 2023 (expected to be 30 June 2023) (the ‘Redemption Date’), HSBC Bank plc will exercise its option to redeem all of the outstanding Notes at 100 per cent. of their principal amount, together with accrued but unpaid interest from (and including) 30 December 2022 to (but excluding) the Redemption Date. On or after the Redemption Date, unless payment is improperly withheld or refused or is not made by reason of Condition 2 (Status and Subordination) of each series of Notes, interest in respect of the Notes will cease to accrue.

Any Coupons (as defined in the Conditions of each series of Notes) maturing after the Redemption Date shall be void and payments of the principal of the Notes, together with the above-mentioned accrued interest, will be made upon presentation and surrender of the Notes and the Coupons maturing on or before the Redemption Date as provided in Condition 6 (Payments) of each series of Notes. For these purposes, the place of payment is at the specified office of any Paying Agents, being at the date hereof: The Bank of New York Mellon, 160 Queen Victoria Street, London EC4V 4LA.

For Notes which are held through Euroclear Bank SA/NV ('Euroclear') or Clearstream Banking, S.A. ('Clearstream, Luxembourg'), holders should look to Euroclear and/or Clearstream, Luxembourg for repayment on the Redemption Date.

The listing of the Notes on the Official List of the Financial Conduct Authority and the admission of the Notes to trading on the Main Market of the London Stock Exchange plc will be cancelled by HSBC Bank plc on, or shortly after, 3 July 2023.

Capitalised terms used but not otherwise defined herein shall have the relevant meanings given to them in the trust deed relating to (i) the US$750m Notes dated 17 June 1985; and (ii) the US$300m Notes dated 9 December 1986, in each case as amended or supplemented from time to time, between, among others, HSBC Bank plc and The Law Debenture Trust Corporation p.l.c., copies of which are available for inspection at the specified offices of the Trustee or the Paying Agents.

ends/more

Investor enquiries to:

Greg Case	+44 (0) 20 7992 3825	investorrelations@hsbc.com

Media enquiries to:

Gillian James	+44 (0) 20 7992 0516	gillian.james@hsbcib.com

The Notes have not been and will not be registered under the United States Securities Act of 1933, as amended (the ‘Securities Act’), or any state securities laws and, unless so registered, may not be offered or sold within the United States or to, or for the account or the benefit of, US persons, as defined in Regulation S under the Securities Act, except pursuant to an exemption from or in a transaction not subject to the registration requirements of the Securities Act and in compliance with any applicable state securities laws.

ends/all

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Bank plc

Date: May 16, 2023
	By:	/s/ Catriona Meharry
	Name:	Catriona Meharry
	Title:	Treasurer

[Signature Page to Form 6-K]